129 82 1225

FORM 55-102F6
INSIDER REPORT

SUPPL

(See instructions on the back of this report)

Notice – Collection and Use of Personal Information. The personal information required under this form is colle... for purposes of the administration and enforcement of certain provisions of the securities legislation in British Colum... Some of the required information will be made public pursuant to the securities legislation in each of the jurisdiction... disclosed to any person or company except to any of the securities regulatory authorities or their authorized repres... may contact the securities regulatory authority in any jurisdiction(s) in which the required information is filed, at the ...horities set out below ...ova Scotia and Newfoundland. ...confidential and will not be ...nd use of this information, you ...this report.

02042586

BOX 1. NAME OF THE REPORTING ISSUER (BLOCK LETTERS)

INTERNATIONAL FREEGOLD MINERAL DEVELOPMENT INC.

BOX 2. INSIDER DATA

RELATIONSHIP(S) TO REPORTING ISSUER: 4 5

DATE OF LAST REPORT FILED (DAY / MONTH / YEAR): 3/7/02

OR

IF INITIAL REPORT, DATE ON WHICH YOU BECAME AN INSIDER (DAY / MONTH / YEAR):

CHANGE IN RELATIONSHIP FROM LAST REPORT: ☐ YES ☒ NO

BOX 3. NAME, ADDRESS AND TELEPHONE NUMBER OF THE INSIDER (BLOCK LETTERS)

FAMILY NAME OR CORPORATE NAME: BARR

GIVEN NAMES: HARRY

NO. STREET APT: 2303 W 41st AVENUE

CITY: VANCOUVER

PROV.: BC POSTAL CODE: V6M 2A3

BUSINESS TELEPHONE NUMBER: 604 - 685 - 1870

BUSINESS FAX NUMBER: 604 - 685 - 6550

CHANGE IN NAME, ADDRESS OR TELEPHONE NUMBER FROM LAST REPORT: ☐ YES ☐ NO

BOX 4. ...(S) WHERE THE ISSUER IS A REPORTING ISSUER OR THE EQUIVALENT

☒ ALBERTA ☒ ONTARIO
☒ BRITISH COLUMBIA ☐ QUÉBEC
☐ MANITOBA ☐ SASKATCHEWAN
☐ NEWFOUNDLAND
☐ NOVA SCOTIA

BOX 5. INSIDER HOLDINGS AND CHANGES (IF INITIAL REPORT, COMPLETE SECTIONS Ⓐ Ⓓ Ⓔ AND Ⓕ ONLY. SEE ALSO INSTRUCTIONS TO BOX 5)

Ⓐ DESIGNATION OF CLASS OF SECURITIES	Ⓑ BALANCE OF CLASS OF SECURITIES ON LAST REPORT	Ⓒ TRANSACTIONS: DATE DAY / MONTH / YEAR	NATURE	NUMBER/VALUE ACQUIRED	NUMBER/VALUE DISPOSED OF	UNIT PRICE/ EXERCISE PRICE	$ US	Ⓓ PRESENT BALANCE OF CLASS OF SECURITIES HELD	Ⓔ DIRECT/INDIRECT OWNERSHIP/ CONTROL OR DIRECTION	Ⓕ IDENTIFY THE REGISTERED HOLDER WHERE OWNERSHIP IS INDIRECT OR WHERE CONTROL OR DIRECTION IS EXERCISED
Options	205000							205000	1	
Common	12600							12600	1	
Common	1468948	4/7/02	16	800000		$0.075		2268948	2	
Warrants	993286	4/7/02	53	800000				1793286	2	Cdn Gravity

PROCESSED
JUL 23 2002
THOMSON FINANCIAL

02 JUL 15 ... 12:55

ATTACHMENT ☐ YES ☒ NO

This form is used as a uniform report for the insider reporting requirements under all provincial securities Acts. The terminology used is generic to accommodate the various Acts.

CORRESPONDENCE ☒ ENGLISH ☐ FRENCH

KEEP A COPY FOR YOUR FILE

BOX 6. REMARKS

Of the 2,268,948 Indirect common
293020 = 223270 Cdn Gravity = 2045678

The undersigned certifies that the information given in this report is true and complete in every respect. It is an offence to submit information that, in a material respect and at the time and in the light of the circumstances in which it is submitted, is misleading or untrue.

BOX 7. SIGNATURE

NAME (BLOCK LETTERS): HARRY BARR

SIGNATURE: [signature]

DATE OF THE REPORT (DAY / MONTH / YEAR): 12/07/02

dlw 7/15